Filed by Maxwell Technologies, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14d-9 under the
Securities Exchange Act of 1934
Subject Company: Maxwell Technologies, Inc.
(Commission File No. 001-15477)

On February 20, 2019, Franz Fink, President and Chief Executive Officer of Maxwell Technologies, Inc. (“Maxwell”), sent the following email to certain employees of Maxwell:

To: Participants in the 2018 Short-Term Incentive (STI) Program
On behalf of Franz Fink

As we communicated early last year, the 2018 STI plan under the Incentive Bonus Plan was designed to focus on key priorities to secure the achievement of financial and strategic objectives. Due to your extraordinary contributions, the Compensation Committee has certified a 65% achievement level of the 2018 STI plan based upon the achievement of six of eight of our strategic objectives for fiscal year 2018. You may recall that we also shared that any bonus amounts earned under the 2018 STI plan may be paid out via shares of Maxwell common stock. We are now confirming that this payout will indeed be paid in shares of Maxwell common stock, unless required to be paid in cash as for certain employees in China.

Individual bonus amounts reflecting the certified achievement will be converted to shares using today’s closing share price as the Compensation Committee certified achievement of the performance goals today. The shares issued to you for this bonus payout will be fully vested and therefore taxable.

The Company will instruct E*Trade to sell a number of shares issued to you that are sufficient to cover the withholding taxes due as a result of the award. There will be no other option to settle any applicable taxes for this transaction. Please note that the process of selling shares to settle the withholding taxes will take at least one full trading day, subject to market restrictions that could increase this timeline beyond one full trading day. Once these shares have been sold to cover the withholding taxes due, then the net number of shares will be deposited into your E*Trade account.

If you wish to sell any of the remaining shares relating to your 2018 STI award after they have been deposited into your account, you may do so subject to compliance with our Insider Trading Policy, including, notably, the requirements for “Identified Insiders” to submit a Pre-Clearance Form under the Addendum to Insider Trading Policy. As a reminder, any shares you own, including the ones you receive from this 2018 STI payout, will be subject to the terms of the Tesla merger agreement and will receive merger consideration at the time of closing.

For those employees currently subject to a trading blackout, the STI payout will be issued under a Restricted Stock Unit Agreement, wherein the restricted stock units will generally be released upon the next permissible trading day; reference should be made to the full terms of the agreement available later today on your E*TRADE account.

Finally, for non-U.S. participants, you must have a current Form W8BEN-E certification with E*Trade in order for any shares to be sold without incurring a 30% withholding tax which E*Trade would satisfy by selling shares to cover these taxes. Should you have any issues with these matters, please contact E*Trade at 1-800-838-0908 (+1 650 599 0125 from outside the U.S.).

If you have any questions, please contact Emily Lough at elough@maxwell.com. If you have any questions concerning your E*Trade account, please contact E*Trade at 1-800-838-0908 (+1 650 599 0125 from outside the U.S.).

Additional Information and Where to Find It
The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Maxwell will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Tesla and its acquisition subsidiary will file a tender offer statement on Schedule TO, Tesla will file a registration statement on Form S-4 and Maxwell will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE COMPANY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Maxwell’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Tesla will be available free of charge under the Financials heading of the Investor Relations section of Tesla’s website at ir.tesla.com/investor-relations. Copies of the documents filed with the SEC by Maxwell will be available free of charge under the SEC filings heading of the Investors section of Maxwell’s website at investors.maxwell.com.

Forward-Looking Statements
This communication contains forward-looking information related to Maxwell and the acquisition of Maxwell by Tesla that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, Maxwell’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Maxwell, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of Maxwell to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Maxwell’s shares being validly tendered into the exchange offer to meet the minimum condition; Maxwell’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of Maxwell’s common stock or on Maxwell’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; the pace of change and innovation in dry electrode technology; the competitive nature of the market in which Maxwell participates; Maxwell’s ability to protect its intellectual property rights; the ability to develop new technologies, products, services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; the uncertainties inherent in research and development; and competitive developments.
For further information regarding risks and uncertainties associated with Maxwell’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our SEC filings, including, but not limited to, our annual report on Form 10-K and any subsequent quarterly reports on Form 10-Q. Copies of these documents are available with the SEC at www.sec.gov or may be obtained by visiting our investor relations website at investors.maxwell.com. The forward-looking statements contained herein are based on the current expectations and assumptions of Maxwell and not on historical facts. The Company undertakes no duty to update any forward-looking statement to reflect actual results or changes in the Company’s expectations.